Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03032973

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

15 October 2003

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED OCT 27 2003 WASH. D.C. 155 SECTION

PROCESSED NOV 06 2003 THOMSON FINANCIAL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 10/30

Enc:

Full Text Announcement

Company	Brambles Industries PLC
TIDM	BI.
Headline	CEO - service contract
Released	08:24 15 Oct 2003
Number	9135Q

RNS Number:9135Q
Brambles Industries PLC
15 October 2003

BRAMBLES INDUSTRIES PLC

Company Number: 4134697

NEW CONTRACTUAL ARRANGEMENTS FOR CEO - DAVID TURNER

On 25 September 2003, we announced the appointment of Mr David Turner as Chief Executive Officer of Brambles, with effect from 21 October 2003. At that time, we advised that details of Mr Turner's new contractual arrangements would be announced in the near future.

These arrangements have now been finalised. A summary of the key terms, including details of a supplementary grant of Options and Performance Shares to Mr Turner as at 14 October 2003, is set out in the attachment.

We also wish to advise that, since the announcement on 25 September 2003, Sir CK Chow has offered to surrender without compensation the performance shares which, under that announcement, were to have been retained by him following termination of his employment. Brambles has accepted that offer and, as a result, on Sir CK's departure, all options and performance shares granted to him, including his sign-on grant, will lapse.

For further information, contact:

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia

For outstanding performance, payment might reach a maximum of 100% of annual TFR.

Long Term Incentive Plans

Mr Turner will continue to receive annual grants of Options under the Brambles 2001 Executive Share Option Plan (Option Plan) and rights to acquire shares (Performance Shares) under the Brambles 2001 Executive Performance Share Plan (Share Plan). The basis on which the grants are made will remain as outlined in the Remuneration Report except that, in recognition of his new role, Mr Turner's "LTIP Multiple" will be increased from 60% to 75%.

As has previously been the case, grants to Mr Turner will be calculated as follows:

- The number of Options to be granted to Mr Turner each year under the Option Plan will be determined by applying his LTIP Multiple to his TFR, and dividing the result by the value of an Option under the Option Plan, calculated using a Black Scholes method determined by external advisers.

- The number of Performance Shares to be granted to Mr Turner each year will be determined by applying his LTIP Multiple to his TFR, and dividing the result by the market value of a Brambles Industries Limited (BIL) share as at the time of grant.

In recognition of his new role, a supplementary grant of Options and Performance Shares has been made to Mr Turner as at 14 October 2003, bringing this year's grants to Mr Turner into line with his new TFR. Under this supplementary grant, Mr Turner has been granted Options over 665,398 BIL shares at an exercise price of $4.66 per share and an award under the Performance Share Plan with respect to 183,776 BIL shares.

The Options may only be exercised if a performance hurdle based on relative total shareholder return (TSR) is satisfied over the relevant performance period. Under this performance hurdle, Brambles' TSR over the period is compared to the TSR of a peer group of companies, consisting of the top 50 Australian companies (by market value) and the FTSE100. No Options will vest unless Brambles' TSR performance over that period is equal to or better than 50% of the peer group of companies: at that level, 38% of the Options will vest. All the Options will vest if Brambles' TSR performance is equal to or better than 75% of the peer group, with straight line vesting between these two limits.

The Performance Shares will only be accessible if a performance hurdle based on earnings per share (EPS) growth is satisfied over the relevant performance period. No Performance Shares will be accessible unless Brambles' compound EPS growth over that period is equal to or better than 7% per annum: at that level, 25% of the Performance Shares become accessible. All the Performance Shares will be accessible if Brambles' compound EPS growth over that period is equal to or better than 15% per annum, with straight line vesting between these two limits.

In the case of both the Options and Performance Shares, the performance hurdle is tested over an initial period from the end of the financial year before the date of the award to the third anniversary of that date. If not all the Options or Performance Shares vest at that point, the performance hurdle will be re-assessed after four, five and six years - with performance measured over the entire four, five or six year period, as the case may be.

The Remuneration Report each year includes details of the number and value of the Options and Performance Shares granted during the year.

5. Termination and Entitlements

As noted above, the Service Contract may be terminated by Brambles without cause on giving 12 months' notice and by Mr Turner without cause on giving six months' notice. In certain circumstances, the Service Contract may also be terminated for cause either without notice or on giving three months' notice, depending on

the circumstances.

Cash and other Benefits

If Mr Turner gives six months' notice of termination without cause, or if Brambles gives 12 months' notice without cause, Brambles may at any time elect to dispense with the balance of the notice period and bring forward the date of termination. In such a situation, consistent with Brambles' obligations under relevant Australian employment law:

(a) Mr Turner will be entitled to a prompt payment on termination equal to (i) where Mr Turner has given Brambles notice of termination, one half of his annual TFR; and (ii) where Brambles has given Mr Turner notice of termination, his annual TFR, less in each case any amounts paid to Mr Turner on account of TFR for the relevant notice period; and

(b) Mr Turner will be entitled to an STI payment, subject to the achievement of the agreed targets, which will be paid at such time as STI payments are made to other executives and pro-rated for the time employed in the relevant financial year.

Mr Turner would also be entitled on termination to any accrued entitlements such as earned but untaken annual leave and relocation expenses.

Options and Performance Shares

In an announcement dated 13 March 2003, we advised that the Board has determined it will exercise its discretion under the terms of the Option Plan so as to permit Mr Turner to exercise, following termination of his employment, all Options granted to him prior to and including the 2003 grants within the respective exercise periods, to the extent that the performance condition relating to those Options has been satisfied. The Board had also determined that it will exercise its discretion under the Share Plan so that, following termination of Mr Turner's employment (a) all Performance Shares up to and including the 2002 grant will vest to the extent that the performance condition relating to that grant has been satisfied but will be subject to pro-rating by reference to the proportion of the performance period during which he has been employed; and (b) his 2003 grants will vest to the extent that the performance conditions relating to those grants have been satisfied.

In the event of Mr Turner's resignation or termination by Brambles for any reason other than for cause, the above arrangements will continue to apply. However, any awards made after 31 December 2003 will be treated in accordance with the rules of the 2001 Executive Share Option Plan and the 2001 Executive Performance Share Plan rules or in accordance with the rules in existence at that time.

Mitigation

Mr Turner will be required to mitigate loss on termination. This means that any termination payments to be made to Mr Turner by Brambles will be reduced by the amount of any benefits to be received under any new employment.

DAVID TURNER'S REMUNERATION FOR 2004

A WORKED EXAMPLE

Set out below is a worked example of the remuneration Mr Turner might receive in 2004 if he and Brambles performed to the "target" level. To perform at that level, the budget set by the Board at the beginning of the financial year would need to be achieved and Mr Turner would need to meet his own rigorous personal performance hurdles. The calculations below include notional values ascribed to Options and Performance Shares, based on certain assumptions, details of which are set out in the notes to the table.

Element	Total Fixed Remuneration (TFR)	"At risk" remuneration at target performance	Estimated total remuneration at target performance (TFR + "at risk" remuneration at target performance)
Total Fixed Remuneration (TFR) (including base salary, pension contributions etc)	£963,800		
Short Term Incentive:			
Cash Bonus at target		£530,090 (note 1)	
Long Term Incentive Plans: (notional values)			
Options		£145,354 (note 2)	
Performance Shares		£100,319 (note 2)	
Total	£963,800	£775,763	£1,739,563

	Fixed Entitlements	Performance Based Remuneration
Proportion of fixed entitlements and performance based remuneration	47% (note 3)	53% (note 3)

Important Notes:

1. The actual STI payment made to the CEO in 2003 was £84k. This related solely to achievements against personal objectives, with no payment on account of financial performance. The figure in the above table assumes not only full achievement of personal objectives but also the achievement of targeted improvement in Brambles' PBTA in 2004.

2. In line with the requirements of the Australian Securities & Investments Commission, Brambles has adopted an approach to the valuation of outstanding unvested equity based awards which was detailed in the 2003 Annual Report. In summary, a modified Black Scholes model is applied to the awards. The resulting value is then discounted by 60% to reflect the expected probability at the time of grant of meeting the performance hurdles. The discounted value is then equally allocated across the vesting period. The basis of, and assumptions used in, these calculations is consistent with the approach adopted in the 2003 Annual Report and Accounts. They will however be reviewed in the context of the 2004 Annual Report and Accounts in light of applicable rules and practices at that time. The numbers ultimately disclosed in the 2004 Report and Accounts may therefore vary from those shown above.

3. As outlined in the 2003 Remuneration Report, the proportions of annual remuneration allocated to fixed entitlements and performance based remuneration have been determined by considering only equity awards made during the year, with the entire discounted notional value of those awards being allocated to that one year.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

3,627,100

6) Percentage of issued class

Negligible

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

14 October 2003

12) Total holding following this notification

29,944,799

13) Total percentage holding of issued class following this notification

4.14%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 15 October 2003

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	13,600
Chase Manhattan Bank London	FISL	1,944,100
HSBC	FPM	129,000
Chase Nominees Ltd	FPM	1,469,900
Northern Trust	FPM	540,100
Bank of New York London	FPM	119,000
Deutsche Bank	FPM	20,000
Citibank	FPM	24,600
HSBC Client Holdings Nominee (UK) Limited	FIL	19,631,500
Chase Manhattan Bank London	FIL	669,499
Northern Trust	FIL	1,291,900
State Street Bank & Trust	FIL	61,000
Bank of New York London	FIL	706,500
Chase Nominees Ltd	FIL	2,279,000
Nortrust Nominees Ltd	FIL	657,300
Deutsche Bank	FIL	40,000
Citibank	FIL	21,100
Clydesdale Bank (Head Office)Nominees Limited	FIL	326,700

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

17 October 2003

12) Total holding following this notification

Not advised

13) Total percentage holding of issued class following this notification

Holding fallen below 3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification - 17 October 2003